UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 4)1

Town Sports International Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

89214A102
(CUSIP Number)

Philip M. Garthe
HG Vora Capital Management, LLC
330 Madison Avenue, 23rd Floor
New York, NY 10017

Steve Wolosky, Esq.
Ron S. Berenblat, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 7, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON HG Vora Special Opportunities Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,875,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,875,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,875,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.9%
14	TYPE OF REPORTING PERSON OO (Cayman Islands exempted company)

1	NAME OF REPORTING PERSON HG Vora Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,875,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,875,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,875,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.9%
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

1	NAME OF REPORTING PERSON Parag Vora
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,875,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,875,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,875,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.9%
14	TYPE OF REPORTING PERSON IN

INTRODUCTORY STATEMENT

This Amendment No. 4 (this “Amendment No. 4”) amends the Schedule 13D, as amended, filed with the Securities and Exchange Commission by (i) HG Vora Special Opportunities Master Fund, Ltd., a Cayman Islands exempted company (the “Fund”); (ii) HG Vora Capital Management, LLC, a Delaware limited liability company (the “Manager”), as investment manager of the Fund; and (iii) Mr. Parag Vora (“Mr. Vora”), as managing member of the Manager. The foregoing persons are hereinafter collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Capitalized terms used but not defined herein shall have the meaning given in the Schedule 13D filed on August 21, 2014, as amended by Amendment No. 1 filed on October 20, 2014, Amendment No. 2 filed on November 20, 2014, and Amendment No. 3 filed on January 5, 2015 (as amended, the “Schedule 13D”).

Items 2, 4, 6 and 7 of the Schedule 13D are hereby amended and supplemented as follows:

Item 2.	Identity and Background.

The Reporting Persons are parties to that certain Group and Solicitation Agreement, as further described in Item 6, in which they formed a Section 13(d) group with (i) PW Partners Atlas Fund III LP, a Delaware limited partnership (“Atlas Fund III”), PW Partners Master Fund LP, a Delaware limited partnership, PW Partners Atlas Funds, LLC, a Delaware limited liability company, PW Partners, LLC, a Delaware limited liability company, PW Partners Capital Management LLC, a Delaware limited liability company, and Patrick Walsh (collectively, the “PW Parties”) and (ii) Glenn Colarossi, Mark A. McEachen, Jeffrey C. Neal, Thomas W. Plummer and L. Spencer Wells.

Item 4.	Purpose of Transaction.

On January 7, 2015, the Fund and Atlas Fund III delivered a letter (the “Nomination Letter”) to the Issuer nominating a slate of six highly qualified director candidates, including Glenn Colarossi, Mark A. McEachen, Jeffrey C. Neal, Thomas W. Plummer, Patrick Walsh and L. Spencer Wells (the “Nominees”), for election to the Board of Directors of the Issuer (the “Board”) at the Issuer’s 2015 annual meeting of stockholders (the “Annual Meeting”).  The Reporting Persons believe that a significant reconstitution of the Board is required to effect the changes necessary to maximize stockholder value.  The Fund and Atlas Fund III have engaged, and intend to continue to engage, in discussions with management and the Board regarding matters relating to the composition of the Board. A copy of the press release announcing the submission of the Nomination Letter and disclosing the biographical extracts of the Nominees is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On January 7, 2015, the Reporting Persons, the PW Parties and Messrs. Colarossi, McEachen, Neal, Plummer and Wells (collectively, the “Group”) entered into a Group and Solicitation Agreement in which, among other things, (a) the Group agreed to file, separately or jointly, Schedules 13D, and any amendments thereto, with respect to the securities of the Issuer, (b) the Group agreed to form a Section 13(d) group for the purpose of working together to enhance stockholder value at the Issuer, including soliciting proxies or written consents for the election of the Nominees to the Board at the Annual Meeting (the “Solicitation”), and (c) the Reporting Persons and the PW Parties agreed to bear specified expenses incurred in connection with the Solicitation based on their pro rata beneficial ownership percentage of the Shares.  The Group and Solicitation Agreement supersedes that certain Group Agreement, dated October 20, 2014.  The Group and Solicitation Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

The Fund and Atlas Fund III have entered into letter agreements, pursuant to which they have agreed to indemnify each of Messrs. Colarossi, McEachen, Neal, Plummer and Wells against claims arising from the Solicitation and any related transactions.  A form of the indemnification letter agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1	Press Release, dated January 7, 2015.

99.2
Group and Solicitation Agreement by and among PW Partners Atlas Fund III LP, PW Partners Master Fund LP, PW Partners Atlas Funds, LLC, PW Partners, LLC, PW Partners Capital Management LLC, Patrick Walsh, HG Vora Special Opportunities Master Fund, Ltd., HG Vora Capital Management, LLC, Parag Vora, Glenn Colarossi, Mark A. McEachen, Jeffrey C. Neal, Thomas W. Plummer and L. Spencer Wells, dated January 7, 2015.

99.3	Form of Indemnification Letter Agreement.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:	January 7, 2015

HG VORA SPECIAL OPPORTUNITIES MASTER FUND, LTD.

By:	/s/ Parag Vora
	Name:	Parag Vora
	Title:	Director

HG VORA CAPITAL MANAGEMENT, LLC

By:	/s/ Parag Vora
	Name:	Parag Vora
	Title:	Managing Member

/s/ Parag Vora
Parag Vora